Exhibit 99.1

January 3, 2020 Dear Valued Shareholder: I wanted to take this opportunity to address some of the recent successes First United has achieved under the leadership of the Board of Directors and senior management team. We believe it is important that our shareholders, in particular those at the retail level who are very often also our valued customers, are kept up to date on the actions we are taking to ensure our commitment to delivering shareholder value, while executing on our mission of enriching the lives of our customers, our associates and shareholders through uncommon commitment to service and effective financial solutions. First United has undergone a significant transformation since the financial crisis and our financial highlights are some of the strongest in our Company’s history, and in fact across our entire sector. More recently, the team has been responsible for: 12892 Garrett Highway Oakland, MD 21550 1-888-692-2654 MyBank.com – Raising our total bank assets to $1.4 billion and the assets we manage on behalf of our trust and brokerage clients to $1.2 billion – Reinstituting our quarterly dividend in 2018 and increasing it in Q4 2019 by 44% to $0.13 per share – Modernizing our branches to enable us to better serve our customers through the optimal combination of technology and personal service – Strategically expanding our customer base in growth markets These select achievements did not happen by chance, but instead through the collaborative nature and working environment fostered between the Board of Directors, the senior management team led by our President & Chief Executive Officer, Carissa Rodeheaver, and our many talented and dedicated associates. When coupled with a relentless focus toward executing our key initiatives and strategic priorities, the future ahead remains bright for our shareholders, our customers, our associates and our communities. We recognize our work here is not done. We continue to evolve to meet the changing and growing needs of our customers and shareholders alike. We are working hard to not simply respond to change, but to be an agent for change. We believe our track record of doing just that will enable us to continue to grow as an independent stand-alone community bank. We also believe we have the right team in place to lead these efforts today and into the future. This is why our Board of Directors wholeheartedly and unanimously stands behind First United’s entire management team. They have delivered impressive shareholder returns that have outpaced our peers and the broader market by a significant margin, while also investing in our communities and making First United a bank for which our associates are proud to work. Importantly, they have the right plan in place to build on that success and we have every confidence in their ability to execute on this plan. We have included some additional information about our performance, accomplishments and strategic initiatives and are confident you will agree with our sentiment. Very truly yours, John McCullough Lead Director, First United Corporation Today, we are on better financial footing than at any time in our history and we have third-party endorsements validating our customer-focused efforts: – Recognized by Forbes in June as one of “America’s Best Banks” and one of only two such banks headquartered in Maryland – Bauer Financial 5-star rating in 2019 as one of the strongest financial institutions in the nation – 2019 Deep Creek Times Peoples Choice Favorite Local Bank – Recipient of $500,000 grant from FHLBank Atlanta 2019 Affordable Housing Competitive Award Program to enhance one development project in Maryland with its partner, Garrett County Community Action

First United Corporation

12892 Garrett Highway
Oakland, MD 21550

1-888-692-2654
MyBank.com

First United Total Shareholder Returns Relative to Peers

	1-Year	3-Year	CEO Tenure[2]	5-Year
First United	**19.4%**	**84.3%**	**122.9%**	**187.8%**
SNL Bank Index[1]	(6.4%)	35.7%	47.4%	84.1%
S&P 500 Index	2.2%	37.3%	43.6%	50.9%

(1) SNL U.S. $1B-$5B Bank Index
(2) From December 16, 2015 (announcement of Mrs. Rodeheaver's appointment to CEO)
Source: FactSet as of September 30, 2019, and includes price change and reinvested cash dividends

Key Initiatives and Strategic Priorities

Focus on increasing core earnings through regionalized plans to enhance efficiency and grow revenue.

Enhance Efficiency

- Head-count reduction opportunities identified and enacted
- Restructuring and consolidation of regional operating structure
- Leverage technology to improve processes and procedures
- Negotiating key contracts

Leverage Branding Initiative

- Leverage branch transformation, branding initiatives and investments in technology to further penetrate customer base
- Present imagery of being current and relevant for changing banking preferences
- Grow revenue through improved branch productivity and profitability

Enhance Customer Experience

- Utilize relationship advisor model to provide a seamless customer experience across our business lines
- Implement regionalized approach with team-based incentives
- Serve clients with uncommon commitment to service and customized financial solutions

Strategic Growth

- Identify and expand into new markets through our efficient financial center model
- Opportunistically identify and hire banking talent
- Evaluate strategic acquisition opportunities, including banking and wealth management companies
- Enhance consumer and small business lending via branch network and focus on Community Oriented Business Owner

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First United
Corporation

12892 Garrett Highway
Oakland, MD 21550

1-888-692-2654
MyBank.com

Key Accomplishments Under Current Management

1. Improved capital mix by paying off high cost preferred stock and Trust Preferred debt in 2016 and 2017

2. Reinstated dividends in May 2018; announced increase in September 2019

3. Completed 3x over-subscribed, non-dilutive $9.2 million rights offering without paying investment banking fees

4. Improved yield on assets by focusing on developing higher-yielding loan relationships

5. Increased emphasis on low or no cost core deposit relationships, consequentially reducing funding costs

6. Steadily increased wealth management assets under managment and related fee income

7. Full modernization of branch network

8. Opened branch and financial center in growth markets; consolidated two existing branch offices

9. Reduced adversely classified assets through disciplined risk management

10. Initiated our Voluntary Separation Program in 2019, which will result in approximately $1.4 million in annual cost savings in base salaries and benefits beginning in 2020

11. Steadily increased organic earnings and resultant earnings per share

12. 122.9% Total Shareholder Return[(3)]

(3) From December 16, 2015 (announcement of Mrs. Rodeheaver's appointment to CEO) to September 30, 2019

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12892 Garrett Highway Oakland, MD 21550 1-888-692-2654 MyBank.com Our Dedicated Management Team Our management team, which is spread across First United’s geographic footprint, has the right set of skills and experience to effectively execute on our strategy and continue driving shareholder returns. Keith Sanders SVP & Chief Wealth Officer – 24+ years of experience specializing in wealth management, estate planning, trust administration and financial planning – Involved in the Garrett County community as a senior leader for several organizations Carissa Rodeheaver CEO & Chair – 27-year career with First United with in depth industry, sales, wealth management, financial and operational experience – Holds leadership positions in the American & Maryland Bankers Associations as well as in Garrett County, one of our key markets Beverly Sines SVP & Chief Credit Officer Robert L. Fisher II SVP & Chief Revenue Officer – 20+ years with in depth industry, retail and commercial banking experience – 40+ year career with First United as both an Account Service Representative and a Community Office Manager with extensive credit administration and retail experience – Involved in the Garrett County community through multiple organizations Tonya Sturm SVP, CFO, Secretary & Treasurer – 33 years of extensive banking, audit, credit, retail, risk and compliance and financial experience – Serves on Advisory Councils for both the American & Maryland Bankers’ Associations – Involved in the Garrett County community as a Board member for multiple organizations Jason Rush SVP & Chief Operating Officer – 25+ years with in depth industry, retail, risk and compliance and operations experience – Serves on the Maryland Bankers Association’s Government Relations Committee – Involved in the Garrett County community as a Board member for multiple organizations 4 Important Additional Information First United, its directors and certain of its executive officers will be deemed to be participants in the solicitation of proxies from First United’s shareholders in connection with First United’s 2020 annual meeting. First United intends to file a definitive proxy statement and a proxy card with the Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from First United’s shareholders. SHAREHOLDERS OF FIRST UNITED ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Exhibit 99.1 of First United’s Current Report on Form 8-K filed with the SEC on December 16, 2019 (“Exhibit 99.1”) contains information regarding the direct and indirect interests, by securities holdings or otherwise, of First United’s directors and executive officers in First United’s securities. If the holdings of First United’s securities change from the amounts provided in Exhibit 99.1, such changes will be set forth in SEC filings on Forms 3, 4, and 5, which can be found through First United’s website at http://investors.mybank.com/ or through the SEC’s website at www.sec.gov. Information can also be found in First United’s other SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2018. Updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the 2020 annual meeting. Shareholders will be able to obtain the definitive proxy statement, any amendments or supplements to the proxy statement and other documents filed by First United with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at First United’s website at http://investors.mybank.com/.